Exhibit 99.15

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Signs Memorandum of Understanding with
Peruvian Group to Acquire 100% of Producing Gold Property

July 15, 2009, - Toronto, Ontario -Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report the signing of a binding Memorandum of Understanding (the “Memorandum”) through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Property”). The Option provides Grandview with a right to earn an 80% interest in the Property by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of Grandview over a three year period. The Option also allows Grandview to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of Grandview prior to the third anniversary of the date of the Memorandum. The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

The Property is located in northwest Peru, near the town of Suyo, in the Suyo District, Ayabaca Province, in the Department of Piura. Year-round road access to the property is excellent from the nearby Pan-American Highway. Little modern exploration has taken place on the Property or in the surrounding area, though five zones of mineralization have been identified on the Property by the previous owners, three of which are currently being worked by local small-scale miners. During an initial due diligence exploratory trip in April, 2009, Grandview President and CEO Mr. Paul Sarjeant. P.Geo and Chairman Dr. Michael Hitch, P.Geo, noted additional, previously un-mapped vein structures on the Property, and believe that upside exploration potential of the Property is excellent.

“This signing is pivotal for the company in that it tangibly demonstrates to Grandview shareholders what we have been working toward these past many months – that is, our commitment to meaningful change for the company, and to the pursuit and acquisition of high-potential, cash-flowing or nearer-term projects that will lessen our dependence on capital markets, accelerate exploration programs, and increase capitalization,” says Paul Sarjeant.

Numerous NNW trending faults/veins are observed on the Property which control both high grade gold mineralization in veins and well disseminated gold targets. Mineralization is associated with highly altered (argillic and sillicic) vein/fault system hosted within volcanic flows and volcanoclastic units of basaltic to andesitic composition. Zone One can be traced for approximately 400m south-southeast on surface, and has at least three adits/shafts that host small-scale mining. Previous exploration work done in Zone One indicates that, at the primary outcropping the overall width reaches 4.5m, with individual continuous chip samples returning 25.6 g/T Au over 1.10m, 30.6 g/T Au over 1.5m, and 12.3 g/T Au over 1.6m from within the volcanic breccia unit, and 6.19 g/T Au over 2.6m from the hanging wall fractured volcanic unit. The southern extension of Zone One connects with Zone Four were previous work indicates gold mineralization is present at surface. Zones Two and Three lie 500 meters southeast of the previous mentions targets and again demonstrate both high grade gold vein and disseminated gold targets.

Zone Five is located 400 meters southwest of Zone One and hosts high grade gold vein/shear structures similar to other targets. These areas of mineralization provide significant exploration potential on the property. It should be noted that, while the Company did visit the Property to undertake preliminary due diligence, a qualified person has not yet done work to classify the historical samples as a current mineral resource.

In the coming months, the Company plans to capture small-scale gold production on the Peruvian Property and complete more comprehensive exploration. Meanwhile, exploration continues at the Company’s Dixie Lake Project in the Red Lake Gold District in northwestern Ontario, as per the Red Lake exploration program outlined in the news release dated June 1, 2009. News of the Canadian and Peruvian exploration programs will be released as it becomes available.

About Grandview

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.